As filed with the Securities and Exchange Commission on April 3, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-4F/A

ISSUER TENDER OFFER STATEMENT

PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MDS Inc.

(Exact name of Issuer as specified in its Charter)

Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

MDS Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

55269P302

(CUSIP Number of Class of Securities (if applicable))

Peter E. Brent

Senior Vice-President, Legal and Corporate Secretary

MDS Inc.

2700 Matheson Blvd. East, Suite 300, West Tower

Mississauga, Ontario Canada L4W 4V9

(416) 675-6777

(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s)

filing statement)

February 28, 2007

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$431,000,000 (1)	US$13,231.70 (1)
(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$500 million and based on an exchange rate of Cdn $1.00 to US $0.8620, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 26, 2007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	US $13,231.70	Registration No.:	005-60353
Filing Party:	MDS Inc.
Form/Schedule:	13E-4F	Date Filed:	February 28, 2007

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13E-4F (the “Schedule 13E-4F”) filed with the Securities Exchange Commission on February 28, 2007 by MDS Inc., a company organized under the laws of Canada (the “Issuer”), in connection with the offer (the “Offer”) to purchase for not more than Cdn$500,000,000 in cash, up to 23,809,523 of its common shares (“Shares”) at a Purchase Price per Share of not more than Cdn$23.50 and not less than Cdn$21.00 per Share, on and subject to the terms and conditions set forth in the Offer to Purchase dated February 28, 2005 (the “Offer to Purchase”) and the accompanying Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule 13E-4F.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

On March 30, 2007, the Issuer received an order from various Canadian securities regulators granting the Issuer the exemptive relief it had requested with respect to the Offer pertaining to certain technical requirements of provincial securities legislation (the “MRRS Decision Document”). The MRRS Decision Document is attached hereto as Exhibit 2.1.

PART II

INFORMATION NOT REQUIRED TO BE

SENT TO SHAREHOLDERS

The following exhibit has been filed as part of this Schedule:

Exhibit Number	Description
2.1	MRRS Decision Document, dated March 30, 2007.

II - 1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Peter E. Brent
Peter E. Brent

Senior Vice-President, Legal and

Corporate Secretary

Date:	April 3, 2007

EXHIBIT INDEX

The following exhibit has been filed as part of this Schedule:

Exhibit Number	Description
2.1	MRRS Decision Document, dated March 30, 2007.

Exhibit 2.1

March 30, 2007

In the Matter of

the Securities Legislation of

British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova

Scotia, New Brunswick and Newfoundland and Labrador (the Jurisdictions)

and

In the Matter of

the Mutual Reliance Review System for Exemptive Relief Applications

and

In the Matter of

MDS Inc. (the Filer)

MRRS Decision Document

                Background

1.

The local securities regulatory authority or regulator (the Decision Maker) in each of the Jurisdictions has received an application from the Filer for a decision under the securities legislation of each of the Jurisdictions (the Legislation) that, in connection with the proposed purchase by the Filer of a portion of its outstanding common shares (the Shares) pursuant to an issuer bid (the Offer), the Filer be exempt from the requirements in the Legislation:

(a)	to take up and pay for securities proportionately according to the number of securities deposited by each security holder;

(b)	to provide disclosure in the issuer bid circular dated February 27, 2007 and filed on SEDAR (the Circular) of the proportionate take-up and payment;

(c)	to state the number of securities sought under the Offer (the Number of Securities Requirement); and

(d)	except in Ontario and Quebec, to obtain a valuation of the Shares and provide disclosure in the Circular of the valuation, or a summary of the valuation (the Valuation Requirement);

(collectively, the Requested Relief).

Under the Mutual Reliance Review System for Exemptive Relief Applications

(a)	the British Columbia Securities Commission is the principal regulator for this application, and

(b)	this MRRS decision document evidences the decision of each Decision Maker.

Interpretation

2.	Defined terms contained in National Instrument 14-101 Definitions have the same meaning in this decision unless they are defined in this decision.

Representations

3.	This decision is based on the following facts represented by the Filer:

1.

the Filer has been continued under the Canada Business Corporations Act; the head office of the Filer is located at Suite 300, West Tower, 2700 Matheson Boulevard East, Mississauga, Ontario, Canada, L4W 4V9;

2.	the authorized capital of the Filer consists of an unlimited number of Shares; as of February 23, 2007, there were 144,711,483 Shares issued and outstanding;

3.

the Shares are listed and posted for trading on the Toronto Stock Exchange (the TSX) and the New York Stock Exchange under the trading symbols “MDS” and “MDZ”, respectively; on February 23, 2007 the closing price of the Shares on the TSX was $21.20 per Share and, on such date, the Shares had an aggregate market value of approximately $3,067,439,278, based on the closing price;

4.	the Filer is a reporting issuer or the equivalent in each of the Jurisdictions and is not on the list of defaulting reporting issuers under the Legislation, where applicable;

5.

to the Filer’s knowledge, no person or company holds more than 10% of the issued and outstanding Shares other than: (i) Jarislowsky Fraser Ltd. (JFL), which beneficially owns or exercises control or direction over 16,126,560 Shares, representing approximately 11.1% of the outstanding Shares; and (ii) ValueAct Capital Master Fund, L.P. and ValueAct Master Fund HI, L.P. (together, VMF) which beneficially owns or exercises control or direction over 17,705,600 Shares, representing approximately 12.3% of the outstanding Shares; to the Filer’s knowledge, after reasonable inquiry, VMF currently has no intention of depositing any Shares pursuant to the Offer; the intentions of JFL with respect to the Offer are not yet known to the Filer, after reasonable inquiry;

6.	as specified in the Circular, the Filer is conducting the Offer by a modified “Dutch auction” procedure, as follows:

(a)	the maximum amount (the Specified Amount) that the Filer will spend under the Offer is $500 million;

(b)	the range of prices (the Range) within which the Filer is willing to purchase its Shares under the Offer, being not more than $23.50 and not less than $21.00 (the Minimum Price) per Share;

(c)	the maximum number of 23,809,523 Shares (the Maximum Number of Shares) that the Filer will take up under the Offer (being the Specified Amount divided by the Minimum Price);

(d)	any holder of Shares (collectively, the Shareholders) wishing to deposit Shares pursuant to the Offer will have the right either to:

(i)	specify the lowest price within the Range at which the Shareholder is willing to sell all or a portion of its Shares in increments of $0.10 per Share (an Auction Tender), or

(ii)	not specify a price but elect to be deemed to have tendered the Shares purchased at the Purchase Price (determined in accordance with Paragraph 6(e) below) (a Purchase Price Tender);

(e)

the price per share (the Purchase Price) for the Shares deposited to the Offer and not withdrawn will be the lowest price within the Range that will enable the Filer to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding the Specified Amount; the Purchase Price will be determined based upon the number of Shares deposited and not withdrawn pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders, with each Purchase Price Tender being considered to have been deposited at the Minimum Price for the purpose of calculating the Purchase Price;

(f)

if the aggregate Purchase Price for the Shares validly deposited fox purchase at or below the Purchase Price exceeds the Specified Amount, the deposited Shares will be purchased on a pro rota basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that the Filer will accept for purchase without pro ration all Shares validly deposited by any Shareholder owning fewer than 100 Shares, provided that such Shareholder deposits all such Shares at or below the Purchase Price;

(g)	all Shares deposited pursuant to Auction Tenders at prices above the Purchase Price will be returned to the appropriate Shareholders;

(h)

all Shares deposited at prices that fall outside of the Range will be considered to have been improperly deposited, will be excluded from the determination of the Purchase Price, will not be purchased by the Filer and will be returned to the depositing Shareholders;

(i)

all Shares deposited by Shareholders who fail to specify any tender price for such deposited Shares and fail to indicate that they have deposited their Shares pursuant to an Auction Tender will be deemed to have made a Purchase Price Tender; and

(j)

depositing Shareholders who make either an Auction Tender or a Purchase Price Tender but fail to specify the number of Shares that they wish to deposit will be considered to have deposited all Shares held by such Shareholders;

7.

since the Offer is for fewer than all the Shares, if the number of Shares deposited to the Offer at or below the Purchase Price and not withdrawn exceeds the Maximum Number of Shares that may be purchased for an amount not exceeding the Specified Amount, the Legislation would require the Filer to:

(a)	take up and pay for deposited Shares proportionately according to the number of Shares deposited by each Shareholder; and

(b)

disclose in the Circular that the Filer would, if Shares deposited to the Offer and not withdrawn exceeded the Specified Number, take up the Shares proportionately according to the number of Shares deposited and not withdrawn by each Shareholder;

8.	prior to the commencement of the Offer, there will be approximately 144,711,483 Shares outstanding, of which approximately 110,828,756 Shares will comprise the public float;

9.	there are published markets for the Shares, namely the TSX and the NYSE, and during the 12 months ended February 23, 2007:

(a)

the number of outstanding Shares was at all times at least 5,000,000 excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradable;

(b)	the aggregate trading volume of the Shares on the TSX, being the published market on which the Shares are principally traded, was at least 1,000,000 Shares;

(c)	there were at least 1,000 trades of Shares on the TSX; and

(d)	the aggregate trading value of the trades in Shares on the TSX was at least $15,000,000;

10.

the market value of the Shares on the TSX, as determined in accordance with Ontario Securities Commission Rule 61-501 (Rule 61-501) and Regulation Q-27 of the Autorité des marchés financiers (Regulation Q-27), was at least $75,000,000 for the calendar month of January 2007;

11.	the $500 million of its Shares that the Filer has offered to repurchase represents approximately 16.3% of the market capitalization of the Filer on February 23, 2007;

12.

the Circular discloses the facts supporting the conclusion that the Shares meet the test for a “liquid market” as set out in Paragraph 9 above and that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit to the Offer that is not materially less liquid than the market that existed at the time the Offer was made and the Filer intends to rely on the exemptions from the Valuation Requirement in section 3.4(3) of Rule 61-501 and Regulation Q-27 (the Presumption of Liquid Market Exemptions);

13.	the Filer cannot comply with the Number of Securities Requirement because it cannot specify the number of Shares it will acquire under the procedure described in paragraph 6 above;

14.

prior to the expiry of the Offer, all information regarding the number of Shares deposited and the prices at which such Shares are deposited will be kept confidential and the depositary will be directed by the Filer to maintain such confidentiality until the Purchase Price is determined; and

15.	the Circular:

(a)	discloses the mechanics for the take up and payment for, or the return of, Shares as described in Paragraph 6 above;

(b)

explains that, by depositing Shares at the Minimum Price, a Shareholder can reasonably expect that the Shares so tendered will be purchased at the Purchase Price, subject to pro ration as described in Paragraph 6 above;

(c)	describes the background to the Offer;

(d)	except to the extent exemptive relief is granted by this decision, contains the disclosure prescribed by the Legislation for issuer bids; and

(e)	describes the review and approval process adopted by the board of directors of the Filer for the Offer, including any materially contrary view or abstention by a director.

Decision

4.	Each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the decision has been met.

The decision of the Decision Makers pursuant to the Legislation is that the Requested Relief is granted, provided that:

(a)	Shares deposited under the Offer and not withdrawn are taken up and paid for, or returned to the Shareholders, in the manner described in Paragraph 6; and

(b)	for the Valuation Requirement, the Filer can rely on the Presumption of Liquid Market Exemptions.

/s/ Martin Eady
Martin Eady, CA
Director, Corporate Finance
British Columbia Securities Commission